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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                 SCHEDULE 13D/A
                               (Amendment No. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 TREADCO, INC.
                           (Name of Subject Company)
                             ---------------------

                           ARKANSAS BEST CORPORATION
                                    (Bidder)
                             ---------------------

                     Common Stock, Par Value $.01 Per Share
            (Including The Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)
                             ---------------------

                                  894545 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                           ARKANSAS BEST CORPORATION
                            3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             ALAN J. BOGDANOW, ESQ.
                             HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500
                             ---------------------

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
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           TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
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
                $25,785,495.00                                   $5,158.00
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

(1) Calculated by multiplying $9.00, the per share tender offer price, by 2,865,055 shares of Common Stock.

(2) 1/50 of 1% of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: None                         Filing Party: N/A
  Form or Registration No.: N/A                        Date Filed: N/A

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

                                14D-1 AND 13D/A

------------------------------------------
  CUSIP NO. 894545-10-2
------------------------------------------

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
    1      NAME OF REPORTING PERSONS:
           ARKANSAS BEST CORPORATION
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON: 71-0673405
-----------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF                           (a) [
           ]
           A MEMBER OF A GROUP                                 (b) [X]
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    3      SEC USE ONLY
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    4      SOURCES OF FUNDS
           BK and WC
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    5      CHECK IF DISCLOSURE OF                                     [
           ]
           LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)
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    6      CITIZENSHIP OR PLACE OF
           ORGANIZATION: DELAWARE
-----------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY EACH REPORTING PERSON: 3,629,975(1) SHARES
-----------------------------------------------------------------------
    8      CHECK IF THE AGGREGATE AMOUNT                              [
           ]
           IN ROW (7) EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY
           AMOUNT IN ROW (7): 71.6%(1)
-----------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON:
           CO
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

---------------

(1) Pursuant to a letter dated January 22, 1999 (the "Support Agreement"), Shapiro Capital Management Company, Inc., granted Arkansas Best Corporation ("ABC") a proxy to vote under certain circumstances 1,132,775 shares (approximately 21%) of the common stock, $.01 par value per share (the "Common Stock"), of Treadco, Inc. (the "Company"). The number of shares reported above to be beneficially owned by ABC and the percentage thereof in relation to the outstanding Common Stock of the Company includes shares of Common Stock subject to the Support Agreement. The Support Agreement is described more fully under "INTRODUCTION" and "SPECIAL FACTORS -- Background of the Offer and the Merger" of the Offer to Purchase dated March 23, 1999 referenced herein. Parent owns 2,497,200 shares of Common Stock representing approximately 49.2% of the Company.
                                Page 2 of 7 Pages

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to a tender offer (the "Offer") by Arkansas Best Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock") including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l) and (a)(2) hereto, respectively, and which are incorporated herein by reference. This Statement also amends and supplements the Schedule 13D of Parent, originally filed on September 18, 1998, as amended by Amendment No. 1 thereto filed on January 26, 1999.

     Parent is concurrently filing a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") with the Securities and Exchange Commission. The information set forth in the Schedule 13E-3, including all exhibits thereto, is hereby expressly incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Treadco, Inc., a Delaware corporation, which has its principal executive offices at 1101 South 21st Street, Fort Smith, Arkansas 72901.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Price Range of the Shares; Dividends" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Parent. Information concerning the principal business and the address of the principal offices of the Parent is set forth in the Offer to Purchase under "THE TENDER
OFFER -- Certain Information Concerning Parent and Newco" and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Parent, Newco (as defined below) and the Company are set forth in ANNEXES C and D of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Information Concerning Parent and Newco" is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Offer to Purchase "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transaction,"
"-- Interests of Certain Persons in the Offer and the Merger," "-- The Merger Agreement," and "THE TENDER OFFER -- Certain Information Concerning Parent and Newco" and "-- Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Source and Amount of Funds" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Purpose and Structure of the Transaction" and "-- Plans for the Company After the Offer and the Merger" is incorporated herein by reference.

                                Page 3 of 7 Pages

     (f) and (g) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- Background of the Transaction" and "-- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- Background of the Transaction" and "-- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger," and "THE TENDER OFFER -- Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth the Offer to Purchase under "THE TENDER
OFFER -- Certain Information Concerning Parent and Newco" is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Information Concerning Parent and Newco" is incorporated herein by reference.

     (b) and (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Conditions of the Offer" and "-- Certain Legal Matters; Regulatory Matters" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(l)           -- Offer to Purchase.
        (a)(2)           -- Letter of Transmittal.
        (a)(3)           -- Notice of Guaranteed Delivery.
        (a)(4)           -- Letter to Brokers, Dealers, Banks, Trust Companies and
                            Other Nominees.
        (a)(5)           -- Letter to Clients for use by Brokers, Dealers, Banks,
                            Trust Companies and Other Nominees.
        (a)(6)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.

                                Page 4 of 7 Pages

        (a)(8)           -- Press Release of Parent dated January 22, 1999
                            (previously filed as Exhibit 3 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (a)(9)           -- Press Release of the Company dated January 22, 1999
                            (previously filed as Exhibit 4 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (a)(10)          -- Joint Press Release dated March 16, 1999 issued by Parent and the Company.
        (b)(1)           -- $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as
                            Administrative Agent and Bank of America National Trust
                            Savings Association and Wells Fargo Bank (Texas), N.A.,
                            as Co-Documentation Agents (previously filed as Exhibit
                            10.2 to Parent's Form 10-Q filed with the Securities and
                            Exchange Commission on August 6, 1998, File No. 0-19969,
                            and incorporated herein by reference).
        (c)(l)           -- Agreement and Plan of Merger dated as of March 15, 1999 among Parent, Newco and the Company (included as ANNEX B
                            to the Offer to Purchase filed as Exhibit(a)(1) hereto).
        (c)(2)           -- Support Agreement dated as of January 22, 1999 between
                            Parent and Shapiro Capital Management Company, Inc.
                            (previously filed as Exhibit 1 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (c)(3)           -- Letter dated January 22, 1999 from Parent to the Board of
                            Directors of the Company (previously filed as Exhibit 2
                            to Amendment No. 1 to the Schedule 13D of Parent filed
                            with the Securities and Exchange Commission on January
                            26, 1999 and incorporated herein by reference).
        (d)              -- Not applicable.
        (e)              -- Not applicable.
        (f)              -- Not applicable.

                                Page 5 of 7 Pages

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1999

                                          ARKANSAS BEST CORPORATION

                                          By:     /s/ DAVID E. LOEFFLER
                                            ------------------------------------
                                            Name: David E. Loeffler
                                            Title: Vice President and Chief
                                              Financial Officer

                                Page 6 of 7 Pages

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
        (a)(l)           -- Offer to Purchase.
        (a)(2)           -- Letter of Transmittal.
        (a)(3)           -- Notice of Guaranteed Delivery.
        (a)(4)           -- Letter to Brokers, Dealers, Banks, Trust Companies and
                            Other Nominees.
        (a)(5)           -- Letter to Clients for use by Brokers, Dealers, Banks,
                            Trust Companies and Other Nominees.
        (a)(6)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(8)           -- Press Release of Parent dated January 22, 1999
                            (previously filed as Exhibit 3 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (a)(9)           -- Press Release of the Company dated January 22, 1999
                            (previously filed as Exhibit 4 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (a)(10)          -- Joint Press Release dated March 16, 1999 issued by Parent and the Company.
        (b)(1)           -- $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as
                            Administrative Agent and Bank of America National Trust
                            Savings Association and Wells Fargo Bank (Texas), N.A.,
                            as Co-Documentation Agents (previously filed as Exhibit
                            10.2 to Parent's Form 10-Q filed with the Securities and
                            Exchange Commission on August 6, 1998, File No. 0-19969,
                            and incorporated herein by reference).
        (c)(l)           -- Agreement and Plan of Merger dated as of March 15, 1999 among Parent, Newco and the Company (included as ANNEX B
                            to the Offer to Purchase filed as Exhibit(a)(1) hereto).
        (c)(2)           -- Support Agreement dated as of January 22, 1999 between
                            Parent and Shapiro Capital Management Company, Inc.
                            (previously filed as Exhibit 1 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
        (c)(3)           -- Letter dated January 22, 1999 from Parent to the Board of
                            Directors of the Company (previously filed as Exhibit 2
                            to Amendment No. 1 to the Schedule 13D of Parent filed
                            with the Securities and Exchange Commission on January
                            26, 1999 and incorporated herein by reference).
        (d)              -- Not applicable.
        (e)              -- Not applicable.
        (f)              -- Not applicable.

                                Page 7 of 7 Pages